EXHIBIT 99.1

Fury Extends Percival Mineralization 115 Metres to the West

VANCOUVER, Canada – March 13, 2024 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") is pleased to announce results for the five remaining 2023 core drill holes from the Percival Prospect, located 14 kilometers (km) east of the high-grade Eau Claire gold deposit in the Eeyou Istchee Territory in the James Bay region of Quebec. Drill hole 23KP-016 targeted a 115 metre (m) step out from drilling on the western flank of the known Percival Main mineralization and intercepted 15.0 m of 0.88 g/t Au including 3.0 m of 2.81 g/t Au (Table 1 and Figure 1).  A second drill hole, 23KP-014, tested the westerly continuation of the Percival Main mineralization with a 75.0 m step out from previous drilling and intercepted 18.0 m of 0.50 g/t Au (Table 1 and Figure 1). Drill hole 23KP-013 tested the steep easterly plunge of the high-grade intercept from 22KP-008 (13.5 m of 8.05 g/t Au – see news release dated December 21, 2022) and intercepted 14.50 m of 1.05 g/t Au including 1.0 m of 10.70 g/t Au (Table 1 and Figure 1). Importantly, drill hole 23KP-016 is the westernmost hole completed to date at Percival Main which remains open in all directions.

Two drill holes, 23KP-018 and 23KP-017, targeted geophysical and geochemical anomalies 250 m and 500 m respectively to the east of Percival Main. Though broad zones of sulphide rich silica breccias were intercepted in both drill holes, only narrow low-grade results were returned (Table 1 and Figure 1). No further work is planned for these target areas.

In 2024 Fury plans to explore further to the east along the Percival Trend up to Serendipity where infill biogeochemical sampling has refined 10 robust targets to drill ready stage. Individual anomalies are up to 150x background values in gold and correlate well with known structures, including the Cannard and Hashimoto Deformation Zones as well as sub parallel shears and folds associated with these regional controls on gold mineralization (Figure 2).

“As we conclude our drilling results for last year’s program, we feel that Fury has done an excellent job expanding the Eau Claire Resource and improving the potential pipeline for new discovery on the property. Combined with the recent acquisition of a 100% ownership stake of the Éléonore South project, the company now has more breadth of exciting targets to pursue this coming year,” commented Tim Clark, CEO of Fury. “Looking forward, the upcoming milestones for Fury will be to release a 2024 exploration plan and a mineral resource update of the Eau Claire Resource by mid-April.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Table 1: Current Percival Drill Intercepts

Hole ID		From	To	Length (m)	Au (g/t)
23KP-013		99	101	2.00	0.75
		150	151.5	1.50	0.40
		157.5	160.5	3.00	0.37
		529.5	544	14.50	1.05
	Incl.	538	539	1.00	10.70
		661.5	663	1.50	0.49
		677.5	678.5	1.00	4.78
		687	717	30.00	0.30
23KP-014		220.5	222.5	2.00	0.58
		230	231	1.00	2.15
		378	396	18.00	0.50
		444	445.5	1.50	1.11
		549	566.5	17.50	0.29
		609	610.5	1.50	0.26
		639	643.5	4.50	0.33
		663	664	1.00	0.25
		665	666	1.00	0.29
		697.5	699	1.50	0.26
23KP-016		412.5	433.5	21.00	0.27
		451	464.5	13.50	0.49
		482.5	497.5	15.00	0.88
	Incl.	487	490	3.00	2.81
		504	532.5	28.50	0.42
23KP-017		93	94.5	1.50	0.36
		150	151.5	1.50	0.42
		469.5	472.5	3.00	0.77
23KP-018		177	178.5	1.50	0.26
		574.5	576	1.50	0.30

Main intervals - Au grade*thickness no less than 0.25g/t*m with grade is no less than 0.25g/t, maximum consecutive dilution 6m;

Sub-intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Figure 1: Percival long section depicting the locations of the current and pending 2023 drill holes in relation to the 2022 and historical drill intercepts.

Percival Prospect

The Percival Prospect is situated 14 km east of the Eau Claire Deposit along the Cannard Deformation Zone which is one of the primary controls on gold mineralization within the region. With the recent 2023 drilling the gold mineralization at Percival Main is represented by a 500 m by 100 m footprint with high-grade gold being defined to 300 m below surface hosted within folded sulphidized, silicified, and brecciated sediments.

Drilling in 2023 was designed to target down plunge and along strike extensions of the known mineralization at Percival most notably from Fury’s 2022 drill holes 22KP-008 (13.5 m of 8.05 g/t gold, including 3.00 m of 25.8 g/t Au) and 22KP-005 (7.5 m of 4.38 g/t Au) (see news release dated December 21, 2022). The 2023 drilling program was able to successfully extend mineralization to the east with drill hole 23KP-015 intercepting 279 g/t gold over 1.5 m in a 70 m step out from previous drilling (see news release dated November 6, 2023) as well as to the west with the reported intercept of 15.0 m of 0.88 g/t gold from drill hole 23KP-016.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Fury’s technical team has gained a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization at Percival. The broad low-grade gold mineralization occurs along a well-defined east–west trending structural splay of the Cannard Deformation Zone. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification. With this knowledge, the team has refined their targeting along the Percival to Serendipity Horizon identifying ten priority targets for 2024. These identified targets lie within the same stratigraphic package as Percival Main and have undergone varying degrees of deformation. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and could have a significant impact on the gold mineralization. Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable mineralized body.

“Percival is a complex mineralized body, as anyone that has visited the outcrop will attest to. As we continue with our systematic and disciplined exploration approach, we evolve our targeting based on what the data is telling us. This method of targeting has allowed us to more than double the strike extent of Percival in just two years and we look forward to applying this knowledge along the broader Percival to Serendipity trend in 2024,” stated Bryan Atkinson, SVP Exploration of Fury.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Figure 2: Plan view of the Percival to Serendipity Trend depicting the 10 gold targets identified through biogeochemical sampling and structural interpretation.

Sampling and Assaying Disclosure

Diamond Drilling

Analytical samples for the Drill Program were taken by sawing NQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Biogeochemical Sampling

Biogeochemical samples were taken by collecting approximately 200 grams of black spruce twigs and sent to ALS Lab in Vancouver, BC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included drying, separation of needles from twigs and ashing of needles only at 475°C for 24 hours (VEG-ASH01). Ashed samples are analyzed for 65 elements using nitric/hydrochloric acid digestion with ICP-MS finish (ME-VEG41a). QA/QC programs using lab duplicates, standards, and blanks indicate good accuracy.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused mineral exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (22%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at the Percival Prospect and Eau Claire Deposit will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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